U.S. ENERGY INITIATIVES CORPORATION
12812 Dupont Circle
Tampa, Florida  33626

September 25, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Jason Wynn, Staff Attorney

Re:	U.S. Energy Initiatives Corporation
Amendment No. 2 Registration Statement on Form SB-2
Filed July 30, 2007
File No. 333-144105

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated August 16, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of U.S. Energy Initiatives Corporation (“US Energy” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

While the Company acknowledges the Staff’s comments as they relate to securities underlying a convertible note, the Company is only registering securities underlying an equity line of credit.   As such, the Company believes that any comment with respect to additional disclosure regarding the registration of securities underlying a convertible note is not applicable to the securities being registered hereto.

Amendment No. 2 to Registration Statement No .2

1.
We note that you executed an agreement with PS Gas Company in Thailand for the conversion of diesel powered buses over a five year period.  Please file this agreement as an exhibit and disclose the material terms of the agreement in the prospectus, where appropriate.

Response
We have revised the registration statement in accordance with the Staff’s comment to include thematerial terms of the agreement with PS Gas Company in Thailand and have filed such documentas an exhibit to the SB-2.

2.
Please provide us, with a view towards disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response

On November 4, 2005, the Company entered into an Investment Agreement with Dutchess Private Equities Fund, Ltd, ("Dutchess") a Cayman Islands exempted company, for the future issuance and purchase of shares of the Company’s common stock. This Investment Agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility. The following table presents the Dollar Value of the securities registered under the equity line of credit based upon the market price as of June 26, 2007, the day before the SB-2 was filed with the Commission.

Securities Underlying the Equity Line of Credit	Market Price at June 26, 2007	Dollar Value of Underlying Securities

30,000,000	$0.097	$2,910,000

3.
Please provide us, with a view towards disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments).  Please describe the material terms of each such payment.  Do not include any repayment of principal on the convertible notes in this disclosure.

Further, please tell us the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response

As previously stated, the Company acknowledges the Staff’s comment however since the Companyis only registering shares of common stock underlying an equity line of credit, it does not believe thatthis comment is applicable to the securities being registered pursuant to this registration statement.

4.           Please provide us with a view towards disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

The following table demonstrates the potential gain or (loss) to the selling shareholders as of the date before the filing of the SB-2, based upon a $0.00679 differential between the Dutchess price on June 26, 2007 and the market price on that date.

Selling Shareholder	Market price per share of the securities on the June 26, 2007	Dutchess price per share at a 7% discount to the market price on June 26, 2007	Total possible shares underlying the equity line of credit	Combined market price (market price per share * total possible shares)	Total possible shares the selling shareholders may receive and combined conversion price of the total number of shares underlying the convertible note	Total possible discount (premium) to market price as of June 26, 2007

Dutchess	$0.097	$0.09021	30,000,000	$2,910,000	$2,706,300	$203,700
Total	$0.097	$0.09021	30,000,000	$2,910,000	$2,706,300	$203,700

Potential Gross Proceeds:	2,910,000.00
Total Potential Cost Basis:	2,706,300.00
Total Possible Profit (Loss) to be Realized by Selling Shareholders:	203,700.00

5.           Please provide us, with a view towards disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security: and

-
if the conversion/exercise price per share is not at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The following table demonstrates the potential gain or (loss) to the selling shareholders as of the date of the sale of the warrants, based upon a  differential between the conversion price on the date of the sale of the convertible note and the market price on that date.

WARRANTS ISSUED TO DUTCHESS

Selling Shareholder	Type	Date	Market Price	Exercise Price	Total Shares to be received	Combined Market Price	Combined Exercise Price	Discount (Premium) to Market
Dutchess	Warrants	November 4, 2005	$0.36	$0.27	314,815	$113,333.40	$85,000.05	$28,333.35

6.           Please provide us, with a view towards disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as  a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and 4.

Further, please provide us, with a view towards disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as provided in response to comment 2 above and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to comment three above, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response

As previously stated, the Company acknowledges the Staff’s comment however since the Company is only registering shares of common stock underlying an equity line of credit, it does not believe that  this comment is applicable to the securities being registered pursuant to this registration statement.

7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

NOTE PAYABLE TRANSACTIONS WITH DUTCHESS

Transaction Date	Shares of the class of securities subject to the transaction that were outstanding prior to the transaction	Shares subject to transaction outstanding prior to the transaction held in “float”	Shares that were issued or issuable in connection with the transaction	Percentage of securities issued or issuable in connection with transaction vs “float”	Market price per share immediately prior to the transaction	Current market price per share of the class of securities subject to the transaction

Dutchess: Nov 4, 2005	101,827,065	51,254,082	1,000,000	2%	.34	.068
Dutchess: Dec 21, 2005 Dutchess: Mar 24, 2006	102,205,433 107,604,616	51,632,450 57,031,633	5,450,000 7,062,500	11% 12%	.25 .20	.068 .068
Dutchess: Jul 11, 2006	122,785,974	71,712,991	3,380,000	5%	.25	.068
Dutchess: Nov 30, 2006	135,459,663	84,386,680	2,058,824	2%	.102	.068
Dutchess: Mar 9, 2007	208,300,184	152,227,201	1,609,756	1%	.082	.068

* The Company has calculated the percentage of total issued and outstanding securities that were issued or issuable in the transactions above by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.  This formula is the reverse of that suggested in this comment (fifth bullet paragraph), since the suggested formula does not yield the percentage of total issued and outstanding securities that were issued or issuable in the respective transactions.

SHARES ISSUED TO DUTCHESS UNDER THE INVESTMENT AGREEMENT

Put #	Date	# of shares outstanding prior to put	# of shares outstanding prior to put and not held by selling shareholders or affiliates	# of shares issued for each put transaction	Each put as a % of total issued	5-day Trailing Average Price Per Share on date of transaction	Market Price 5-days following each transaction (1)	Dutchess price on day of transaction	Proceeds to US Energy (2)
1	1/17/06	105,905,443	55,332,460	97,200	0.09%	$ 0.1850	$ 0.200	$ 0.1721	$ 16,728.12
2	2/21/06	106,470,006	55,897,023	169,779	0.16%	$ 0.2010	$ 0.200	$ 0.1869	$ 31,731.70
3	2/28/06	106,639,785	56,066,802	263,000	0.25%	$ 0.1900	$ 0.193	$ 0.1767	$ 46,472.10
4	3/7/06	106,902,785	56,329,802	471,841	0.44%	$ 0.1750	$ 0.185	$ 0.1628	$ 76,815.71
5	3/17/06	107,574,626	57,001,643	30,000	0.03%	$ 0.1800	$ 0.182	$ 0.1674	$ 5,022.00
6	3/23/06	107,604,626	57,031,643	391,500	0.36%	$ 0.1800	$ 0.200	$ 0.1674	$ 65,537.10
7	3/31/06	109,854,126	57,423,143	537,634	0.49%	$ 0.2000	$ 0.235	$ 0.1860	$ 99,999.92
8	4/8/06	110,391,760	57,960,777	154,866	0.14%	$ 0.2200	$ 0.250	$ 0.2046	$ 31,685.58
9	4/17/06	110,546,626	58,115,643	185,000	0.17%	$ 0.2310	$ 0.330	$ 0.2148	$ 39,738.00
10	4/21/06	112,731,626	60,300,643	438,789	0.39%	$ 0.2450	$ 0.357	$ 0.2279	$ 100,000.01
11	4/24/06	113,170,415	60,739,432	502,948	0.44%	$ 0.3100	$ 0.360	$ 0.2883	$ 144,999.91
12	5/5/06	113,673,363	61,242,380	297,717	0.26%	$ 0.3250	$ 0.320	$ 0.3023	$ 89,999.85
13	5/8/06	113,971,080	61,540,097	114,204	0.10%	$ 0.2900	$ 0.350	$ 0.2697	$ 30,800.82
14	5/19/06	114,085,284	61,654,301	407,299	0.36%	$ 0.3300	$ 0.300	$ 0.3069	$ 125,000.06
15	5/26/06	114,492,583	62,061,600	222,469	0.19%	$ 0.2900	$ 0.358	$ 0.2697	$ 59,999.89
16	6/5/06	114,865,052	62,434,069	346,861	0.30%	$ 0.3100	$ 0.320	$ 0.2883	$ 100,000.03
17	6/13/06	115,211,913	62,780,930	94,900	0.08%	$ 0.3200	$ 0.285	$ 0.2976	$ 28,242.24
18	6/20/06	115,306,813	62,875,830	25,000	0.02%	$ 0.2700	$ 0.315	$ 0.2511	$ 6,277.50
19	6/27/06	115,331,813	62,900,830	113,300	0.10%	$ 0.2800	$ 0.280	$ 0.2604	$ 29,503.32
20	7/12/06	121,855,113	68,924,130	91,000	0.07%	$ 0.2400	$ 0.230	$ 0.2232	$ 20,311.20
21	7/20/06	121,946,113	69,015,130	20,000	0.02%	$ 0.2250	$ 0.212	$ 0.2093	$ 4,186.00
22	8/2/06	121,966,113	69,035,130	15,000	0.01%	$ 0.1600	$ 0.210	$ 0.1488	$ 2,232.00
23	8/9/06	123,381,113	70,450,130	93,500	0.08%	$ 0.1650	$ 0.220	$ 0.1535	$ 14,352.25
24	8/16/06	123,474,613	70,543,630	90,000	0.07%	$ 0.2000	$ 0.200	$ 0.1860	$ 16,740.00
25	8/23/06	123,564,613	70,633,630	80,778	0.07%	$ 0.1700	$ 0.190	$ 0.1581	$ 12,771.00
26	8/30/06	123,645,391	70,714,408	84,500	0.07%	$ 0.1750	$ 0.180	$ 0.1628	$ 13,756.60
27	9/7/06	123,729,891	70,798,908	153,563	0.12%	$ 0.1750	$ 0.200	$ 0.1628	$ 25,000.06
28	9/14/06	123,883,454	70,952,471	1,194,743	0.96%	$ 0.1800	$ 0.180	$ 0.1674	$ 199,999.98
29	9/28/06	125,078,197	72,147,214	250,896	0.20%	$ 0.1500	$ 0.150	$ 0.1395	$ 34,999.99
30	10/5/06	125,329,093	72,398,110	216,507	0.17%	$ 0.1500	$ 0.152	$ 0.1395	$ 30,202.73
31	10/5/06	125,699,375	72,768,392	170,650	0.14%	$ 0.1370	$ 0.135	$ 0.1274	$ 21,740.81
32	10/19/06	125,870,025	72,939,042	567,500	0.45%	$ 0.1120	$ 0.132	$ 0.1042	$ 59,133.50
33	10/26/06	126,437,525	73,506,542	10,000	0.01%	$ 0.1250	$ 0.132	$ 0.1163	$ 1,163.00
34	11/2/06	127,197,525	74,266,542	170,000	0.13%	$ 0.1220	$ 0.123	$ 0.1135	$ 19,295.00
35	11/9/06	127,367,525	74,436,542	222,300	0.17%	$ 0.1050	$ 0.120	$ 0.0977	$ 21,718.71
36	11/16/06	127,589,825	74,658,842	716,029	0.56%	$ 0.1020	$ 0.110	$ 0.0949	$ 67,951.15
37	11/24/06	128,305,854	75,374,871	222,948	0.17%	$ 0.1050	$ 0.102	$ 0.0977	$ 21,782.02
38	12/1/06	128,528,802	75,597,819	356,895	0.28%	$ 0.1020	$ 0.090	$ 0.0949	$ 33,869.34
39	12/8/06	190,979,497	85,454,714	93,800	0.05%	$ 0.0890	$ 0.080	$ 0.0828	$ 7,766.64
40	12/15/06	191,073,297	85,548,514	60,500	0.03%	$ 0.0800	$ 0.080	$ 0.0744	$ 4,501.20
41	12/22/06	191,133,797	85,609,014	82,200	0.04%	$ 0.0800	$ 0.071	$ 0.0744	$ 6,115.68
42	1/2/07	191,215,997	85,691,214	60,000	0.03%	$ 0.0710	$ 0.073	$ 0.0660	$ 3,960.00
43	1/9/07	191,275,997	85,751,214	214,445	0.11%	$ 0.0620	$ 0.074	$ 0.0577	$ 12,373.48
44	1/17/07	191,490,442	85,965,659	495,220	0.26%	$ 0.0700	$ 0.072	$ 0.0651	$ 32,238.82
45	1/24/07	191,985,662	86,460,879	350,120	0.18%	$ 0.0720	$ 0.075	$ 0.0670	$ 23,458.04
46	1/31/07	197,502,007	91,977,224	1,547,700	0.78%	$ 0.0720	$ 0.106	$ 0.0670	$ 103,695.90
47	2/7/07	199,049,707	93,524,924	1,216,000	0.61%	$ 0.0900	$ 0.100	$ 0.0837	$ 101,779.20
48	2/14/07	200,265,707	94,740,924	598,585	0.30%	$ 0.0950	$ 0.092	$ 0.0884	$ 52,914.91
49	2/22/07	200,864,292	95,339,509	200,000	0.10%	$ 0.0860	$ 0.086	$ 0.0800	$ 16,000.00
50	3/1/07	201,064,292	95,539,509	52,601	0.03%	$ 0.0820	$ 0.080	$ 0.0763	$ 4,013.46
51	3/8/07	201,116,893	95,592,110	252,430	0.13%	$ 0.0765	$ 0.080	$ 0.0711	$ 17,947.77
52	3/15/07	202,169,323	95,844,540	188,300	0.09%	$ 0.0780	$ 0.080	$ 0.0725	$ 13,651.75
53	3/22/07	202,357,623	96,032,840	331,500	0.16%	$ 0.0720	$ 0.085	$ 0.0670	$ 22,210.50
54	3/29/07	202,689,123	96,364,340	1,078,750	0.53%	$ 0.0700	$ 0.069	$ 0.0651	$ 70,226.63
55	4/5/07	203,767,873	97,443,090	1,171,000	0.57%	$ 0.0670	$ 0.069	$ 0.0623	$ 72,953.30
56	4/9/07	204,938,873	98,614,090	69,000	0.03%	$ 0.0670	$ 0.072	$ 0.0623	$ 4,298.70

8.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

Selling Shareholder	Shares held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder prior to the current transaction	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by same	Shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders	Shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction

Dutchess	98,614,090	19,495,221	0	17,653,267	30,000,000
Totals

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities; and

•
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response

Since the Company is registering securities underlying an equity line of credit not securities underlying a convertible note, it will not be required to make payments on the overlying securities.  The Company will receive proceeds from the Selling Shareholder upon exercise of the put option under the Investment Agreement

Based upon information provided by the selling shareholders, to the best of management’s knowledge, the Company is not aware of any of the selling shareholders having an existing short position in the Company’s common stock.

10.         Please provide us with the following:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements described in this comment between and among the referenced parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

The Company hereby confirms that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

11.
Please provide us with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement.  Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response

The Company separately calculated the Company’s shares common stock beneficially owned by each selling security holder that are issuable upon sales under the Investment Agreement with Dutchess..

Fee Table		Amount to be registered
Shares of common stock, par value $0.001 (1)		30,000,000
Total		30,000,000
Selling Stockholders
Investor	Equity Line of Credit	Shares of Common Stock Included in Prospectus*
Dutchess	30,000,000	30,000,000
Total	30,000,000	30,000,000

(1) Represents shares of common stock to be issued under sales under the Investment Agreement.

12.           Please revise your signature page to conform to the requirements of Form SB-2.  Inparticular, we note that each of your signatories appear to be signing on behalf of thecompany.  Although the company is required to sign on its own behalf, you must also provide separate signatures for each individual indicated by the form.  In this regard, please provide a signature for your principal accounting officer and a majority of your board of directors.  If a required signatory is signing through a power of attorney, please provide an individual signature block, naming such signatory, where the attorney in fact will sign in that capacity.

Response
We have revised the registration statement in accordance with the Staff’s comment toinclude the missing signatures blocks.

***

Please do not hesitate to contact the undersigned at 813-749-8785 if you have any questions or comments.  Thank you.

Very truly yours,

By:	/s/ Philip M. Rappa
Philip M. Rappa
Chief Executive Officer